Filing under Rule 425 under
                                                      the Securities Act of 1933
                                              and deemed filed under Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                Filing by: BROKAT Infosystems AG
                                           Subject Company: Blaze Software, Inc.
                                                SEC File No. of Blaze: 000-29817


                       Dialogue with the Management Board

Today's topic: Management Board spokesman and CEO Stefan Rover on Brokat's acquisition strategy


Which strategy do you use to acquire new companies?

Rover:
The market for e-business solutions is an international one. E-business enables our customers to cross traditional national and corporate boundaries. It is therefore extraordinarily important for Brokat's long-term growth that we not only remain both the national and European market leader, but also expand our activities internationally. The USA is thus one of the most strategically important markets. In addition to the development of our market presence, we also want to both supplement and strengthen our product portfolio through targeted acquisitions. We would thereby increase our competitiveness, and would be able to act more quickly and effectively in the market than we would if we were to develop these key technologies ourselves. Above all, the corporate culture within the companies must correspond to ours.


With this in mind, how do you assess the acquisition of the two US companies, Blaze Software and GemStone?

Rover:
In the case of the presently acquired companies, Blaze Software and GemStone, both the technological focus and the corporate structures are compatible. With this takeover, we are gaining important functionalities for the personalization of customer offers (Customer Relationship Management - CRM) and Java components which will supplement our Twister platform. Apart from the money we are saving by not developing these functions on our own, we can also introduce innovations to the market more quickly. Both companies are supplying us with technological elements that will allow us to implement our solutions for the customer in even less time. Through the combination of the individual components, we rapidly acquire further competitive advantages. Acquisitions enable us to improve our leading position in the market.

We are paying a fair market price for both companies. We are strengthening our e-services platform, Twister, decisively with the excellent technological components that both companies are bringing with them. We are financing the takeovers with shares from approved capital. The number of Brokat shares has thus increased by ca. 25 percent, while we have at the same time obtained an increase in turnover of more than 50 percent based on figures from


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1999. In particular, the relationship of price to turnover is in both cases acceptable. Our shareholders will profit from this appreciation.

What are the two companies bringing along with regard to technology ?

Rover:
Blaze's core product, the Blaze Advisor, is a software infrastructure with which personalized customer offers can be realized. Brokat will thus supplement its e-services platform, Twister, with new functionalities in the area of CRM. Software for CRM allows companies to optimize their relationships with their customers. With the assistance of CRM software, offers can, for example, be made to certain customer groups. Since the applications for this platform are extremely flexible, the customers who use this combined technology in the future will be able to react quickly to new market conditions and changes in customer behavior. Moreover, companies are able to intensify contact with their customers through various channels such as internet or cellular phone service. Since the procedures are largely automated, costs sink considerably.

GemStone offers a leading EJB (Enterprise Java Beans) application server for business-critical e-commerce processes with its core product GemStone/J. Sun Microsystems developed Enterprise Java Beans (EJB), a standard of the architecture for server components which are written in the programming language, Java. E-business solutions can thus be realized on the basis of the J2EE (Java2 Platform Enterprise Edition). Twister will likewise support this current J2EE industry standard in the future. Customers would thereby obtain a sort of investment protection. Entry into Java technology is becoming easier and cheaper.


One more question: Brokat shares have recorded a significant drop in price in recent days. What do you make of this?

Rover:
We regard the decline in price during the past few days partly as an automatic reaction triggered by the announcement of the acquisitions. In our opinion, this price swing occurred without any relation to fundamental data. Our belief is confirmed by the positive reactions of a number of analysts from prestigious banks and investment houses. Specifically, on account of the acquisition, six analysts have confirmed the positive recommendation thus far, and one analyst raised us a notch from "hold" to "sell." Unfortunately, we as a company are unable to influence such sudden price fluctuations. Our main focus is the long-term prospects of Brokat. Thus we are currently growing very quickly and efficiently internationally. The foreign share of turnover amounted to 54 percent already in the past business year. Moreover, we have a leading position worldwide in the area of electronic banking. We will further develop these strengths through the acquisitions which have now taken place. This is all one part of a strategy aimed at the long-term success of the company. We will inform you further in the coming weeks about the development and the positive effects of the acquisitions. In addition, we will also be holding intense discussions with institutional investors and analysts in Europe and the USA.

Filings with the US SEC


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BROKAT plans to file a Registration Statement on Form F-4 with the US SEC in connection with the Blaze transaction. The Form F-4 will contain an exchange offer prospectus, a proxy statement for Blaze's special meeting and other documents. Blaze plans to mail the proxy statement/prospectus contained in the Form F-4 to its stockholders. The Form F-4 and proxy statement/prospectus will contain important information about BROKAT, Blaze, the Blaze transaction and related matters. Investors and stockholders should read the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Blaze transaction carefully before they make any decision with respect to the Blaze transaction. A copy of the merger agreement with respect to the Blaze transaction has been filed by Blaze as an exhibit to its Form 8-K dated June 20, 2000. The Form F-4, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the transaction will be available when filed free of charge at the US SEC's web site at www.sec.gov. In addition, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the Blaze transaction will be made available to investors free of charge by calling or writing to:

Brokat Infosystems AG
Silke Simon
Head of Investor Relations
Industriestr.3
70565 Stuttgart, Germany
Phone: +49-711-78844 298
Email: Silke.Simon@Brokat.com

Blaze Software, Inc.
Gary Shroyer
Investor Relations Department
150 Almaden Blvd.
San Jose, CA 951134
(408) 535-1757

In addition to the Form F-4, the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Blaze transaction, Blaze is obligated to file annual, quarterly and special reports, proxy statements and other information with the US SEC. You may read and copy any reports, statements and other information filed with the US SEC at the US SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the US SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the US SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the US SEC at http//www.sec.gov.

Solicitation of Proxies; Interests of Certain Persons in the Transaction

The identity of the people who, under SEC rules, may be considered "participants in the solicitation" of Blaze stockholders in connection with the proposed merger, and a description of their interests, is available in an SEC filing on
Schedule 14A made by Blaze on June 21, 2000.


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Forward-Looking Statements

This release contains statements that constitute forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events, including: the transactions; other transactions to which the parties may be a party; competition in the industry; changing technology and future demand for products; changes in business strategy or development plans; ability to attract and retain qualified personnel; worldwide economic and business conditions; regulatory, legislative and judicial developments; financing plans; and trends affecting the parties' financial condition or results of operations. Forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors. Although management of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward looking statements. In any event, these statements speak only as of the date of this release. The parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events. Readers are referred to Blaze's Annual Report to Stockholders and BROKAT's and Blaze's other filings with the US SEC for a discussion of these and other important risk factors concerning the parties and their respective operations.